As filed with the Securities and Exchange Commission on September 30, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                              --------------------
                                 SCHEDULE 13E-4
                                (Final Amendment)
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                              ALBEMARLE CORPORATION
                                (Name of Issuer)

                              ALBEMARLE CORPORATION
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                  012 653 101
                      (CUSIP Number of Class of Securities)

                            E. Whitehead Elmore, Esq.
              Senior Vice President, Secretary and General Counsel
                              ALBEMARLE CORPORATION
                             330 South Fourth Street
                            Richmond, Virginia 23219
                                 (804) 788-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                              --------------------
                                   Copies to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 August 24, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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



         This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated as of August 24, 1998 as amended by Amendment No. 1 dated September 23, 1998, relating to the offer by Albemarle Corporation (the "Company") to purchase 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share (the "Shares"), at prices not in excess of $19.50 nor less than $17.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's employee savings plan), which together constitute the "Offer."

         A total of 5,738,241 Shares were validly tendered and purchased pursuant to the Offer at $19.50 per Share.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule 13E-4 is true, complete and correct.


September 30, 1998



                         ALBEMARLE CORPORATION



                         By: /s/ E. Whitehead Elmore
                            -------------------------------------
                               Name:  E. Whitehead Elmore
                               Title: Senior Vice President, Secretary and
                                      General Counsel